

July 20, 2010

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement**
> **Filed April 1, 2010**
> **File No. 001-11954**

Dear Mr. Macnow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Implementing our Objectives, page 13

1.   We note your response to comment 6 of our letter dated May 27, 2010 that you do not use the referenced metrics (EBITDA, FFO, Comparable FFO, and total return to shareholder) as targets. Please note that even if metrics are not tied to specific targets, to the extent that they are considered in setting and awarding elements of compensation, such considerations should be discussed in your compensation discussion and analysis. As you have disclosed that certain metrics are considered, along with other qualitative bases, please confirm that you will quantify metrics considered and discuss such considerations in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693, or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Gorman, Attorney Advisor, at (202) 551-3585 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief